Exhibit 12

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Year Ended May 31,
(Dollars in thousands)	November 30, 2017	2017	2016	2015	2014	2013
Earnings:
Net income (loss)	$187,738	$312,099	$(51,516)	$(18,927)	$192,926	$358,087
Include: Fixed charges	387,901	741,738	681,850	635,684	654,655	692,025
Income available for fixed charges	$575,639	$1,053,837	$630,334	$616,757	$847,581	$1,050,112

Fixed charges:
Interest expense on all borrowings(1)	$387,901	$741,738	$681,850	$635,684	$654,655	$692,025

Ratio of earnings to fixed charges(2)	1.48	1.42	0.92	0.97	1.29	1.52
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(1) Interest expense includes the amortization of debt discounts and issuance costs.
(2) Calculated based on income available for fixed charges divided by fixed charges.